SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

28 September 2007

National Westminster Bank Plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NATIONAL WESTMINSTER BANK Plc

RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2007

National Westminster Bank Plc (‘NatWest’ or the ‘Group’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc and its ultimate parent company is The Royal Bank of Scotland Group plc.

CONTENTS

Financial review

Condensed financial statements

    Condensed consolidated income statement

    Condensed consolidated balance sheet

    Condensed consolidated statement of recognised income and expense

    Condensed consolidated cash flow statement

    Notes

Selected financial data

Forward-looking statements

Signature
PAGE 2 4 5 6 7 8 20 22 23

NATIONAL WESTMINSTER BANK Plc

FINANCIAL REVIEW

Operating profit before tax
Operating profit before tax was down 10%, from £2,085 million to £1,884 million principally reflecting lower trading activity in Corporate Markets partially offset by strong organic growth in Retail Markets and Ulster Bank.

Total income
Total income was up by £41 million to £4,731 million.

Net interest income increased by 7% to £2,366 million and represents 50% of total income (2006 – 47%).

Non-interest income fell by 4% to £2,365 million and represents 50% of total income (2006 – 53%). The decrease in non-interest income was primarily due to lower trading activity in Global Banking & Markets.

Operating expenses
Operating expenses rose by 11% to £2,440 million reflecting business growth and a change in the basis of allocation of shared costs incurred by the parent company.

Impairment losses
Impairment losses were £407 million compared with £405 million in 2006.

Business transfers
Divisional results for the first half of 2006 have been restated to reflect transfers of businesses between divisions in the second half of 2006 and the first half of 2007.  These changes are not material to the segmental disclosures and do not affect the Group’s results.

Overview of consolidated balance sheet

Total assets of £318.4 billion at 30 June 2007 were up £27.7 billion, 10%, compared with 31 December 2006.

Treasury and other eligible bills increased by £0.7 billion to £1.0 billion, due to trading activity.

Loans and advances to banks increased by £20.7 billion, 34%, to £82.2 billion. Reverse repurchase agreements and stock borrowing ("reverse repos") increased by £3.7 billion, 34% to £14.5 billion and bank placings were up by £17.0 billion, 33%, to £67.7 billion.

Loans and advances to customers were down £1.4 billion, 1%, to £181.0 billion.  Within this, reverse repos increased by 18%, £3.4 billion to £22.9 billion.  Excluding reverse repos, lending decreased by £4.8 billion, 3% to £158.1 billion.

Debt securities increased by £5.1 billion, 16%, to £37.4 billion, principally due to increased holdings in Global Banking & Markets.

Settlement balances rose by £3.0 billion, 83% to £6.6 billion as a result of increased customer activity in Global Banking & Markets.

Movements in the value of derivatives, assets and liabilities, primarily reflect significant changes in interest rates since the year end.

Prepayments, accrued income and other assets were down £0.4 billion, 17% to £1.8 billion.

Deposits by banks rose by £3.4 billion, 7% to £49.7 billion to fund business growth.  This reflected higher inter-bank deposits, up £4.4 billion, 17% at £30.3 billion, partially offset by a decrease in repurchase agreements and stock lending ("repos"), down £1.0 billion, 5% to £19.4 billion.

Customer accounts were up £15.8 billion, 9% to £197.0 billion.  Within this, repos increased £9.1 billion, 35% to £34.9 billion.  Excluding repos, deposits rose by £6.7 billion, 4%, to £162.1 billion reflecting organic growth.

NATIONAL WESTMINSTER BANK Plc

FINANCIAL REVIEW (continued)

Overview of consolidated balance sheet (continued)

Debt securities in issue increased by £4.6 billion, 32%, to £18.9 billion.

The increase in settlement balances and short positions, up £3.7 billion, 15%, to £28.0 billion reflected growth in customer activity.

Accruals, deferred income and other liabilities decreased £0.4 billion, 10% to £3.7 billion.

Subordinated liabilities remained unchanged at £5.6 billion.   The issue of £0.1 billion dated loan capital was offset by the redemption of £0.1 billion non cumulative preference shares.

Shareholders’ equity decreased by £0.2 billion, 2% to £10.0 billion. The profit for the six months of £1.2 billion was offset by the payment of an ordinary dividend to the parent company of £1.3 billion and movements in currency translation, £0.1 billion.

NATIONAL WESTMINSTER BANK Plc

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half	First half
	2007	2006
	£m	£m

Interest receivable	5,619	4,553
Interest payable	3,253	2,337
Net interest income	2,366	2,216
Fees and commissions receivable	2,025	1,995
Fees and commissions payable	(493)	(505)
Income from trading activities	612	770
Other operating income	221	214
Non-interest income	2,365	2,474
Total income	4,731	4,690
Staff costs	828	937
Premises and equipment	130	128
Other administrative expenses	1,341	1,006
Depreciation and amortisation	141	129
Operating expenses	2,440	2,200
Profit before impairment losses	2,291	2,490
Impairment losses	407	405
Operating profit before tax	1,884	2,085
Tax	618	526
Profit for the period	1,266	1,559
Minority interests	35	16
Profit attributable to ordinary shareholders	1,231	1,543

NATIONAL WESTMINSTER BANK Plc

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2007 (unaudited)

	30 June	31 December
	2007	2006
	£m	£m
Assets
Cash and balances at central banks	1,109	1,525
Treasury and other eligible bills	1,000	275
Loans and advances to banks	82,228	61,563
Loans and advances to customers	181,040	182,411
Debt securities	37,364	32,268
Equity shares	1,078	1,158
Settlement balances	6,558	3,574
Derivatives	3,448	2,746
Intangible assets	1,210	1,209
Property, plant and equipment	1,519	1,719
Prepayments, accrued income and other assets	1,830	2,213
Total assets	318,384	290,661

Liabilities
Deposits by banks	49,678	46,258
Customer accounts	197,026	181,219
Debt securities in issue	18,895	14,335
Settlement balances and short positions	27,990	24,274
Derivatives	2,915	2,343
Accruals, deferred income and other liabilities	3,685	4,108
Retirement benefit liabilities	1,302	1,298
Subordinated liabilities	5,614	5,641
Total liabilities	307,105	279,476
Equity:
Minority interests	1,305	1,012
Shareholders’ equity
Called up share capital	1,678	1,678
Reserves	8,296	8,495
Total equity	11,279	11,185
Total liabilities and equity	318,384	290,661

NATIONAL WESTMINSTER BANK Plc

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half	First half
	2007	2006
	£m	£m

Net movements in reserves:
Available-for-sale	22	16
Cash flow hedges	(11)	(30)
Currency translation	(82)	(210)

Tax on items recognised direct in equity	(9)	-
Net expense recognised direct in equity	(80)	(224)
Profit for the period	1,266	1,559
Total recognised income and expense for the period	1,186	1,335

Attributable to:
Equity shareholders	1,151	1,321
Minority interests	35	14
	1,186	1,335

NATIONAL WESTMINSTER BANK Plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half	First half
	2007	2006
	£m	£m

Operating activities
Operating profit before tax	1,884	2,085

Adjustments for:
Depreciation and amortisation	141	129
Interest on subordinated liabilities	145	125
Charge for defined benefit pension schemes	57	97
Cash contribution to defined benefit pension schemes	(53)	(107)
Elimination of foreign exchange differences and
other non-cash items	(113)	851
Net cash inflow from trading activities	2,061	3,180
Changes in operating assets and liabilities	22,191	(2,477)
Net cash flows from operating activities before tax	24,252	703
Income taxes paid	(361)	(412)
Net cash flows from operating activities	23,891	291

Investing activities
Sale and maturity of securities	747	391
Purchase of securities	(797)	(298)
Sale of property, plant and equipment	121	8
Purchase of property, plant and equipment	(81)	(93)
Net investment in business interests and intangible assets	(111)	(100)
Net cash flows from investing activities	(121)	(92)
Financing activities
Issue of subordinated liabilities	118	-
Proceeds of minority interests issued	288	-
Redemption of minority interests	(3)	-
Repayment of subordinated liabilities	(128)	(334)
Dividends paid	(1,377)	(1,016)
Interest paid on subordinated liabilities	(116)	(115)
Net cash flows from financing activities	(1,218)	(1,465)

Effects of exchange rate changes on cash and cash equivalents	(542)	(1,263)

Net increase/(decrease) in cash and cash equivalents	22,010	(2,529)
Cash and cash equivalents at beginning of period	51,460	48,424
Cash and cash equivalents at end of period	73,470	45,895

NATIONAL WESTMINSTER BANK Plc

NOTES (unaudited)

1.	Basis of preparation

There have been no changes to the Group’s principal accounting policies as set out on pages 47 to 52 of the 2006 Annual Report on Form 20-F (the "2006 Form 20-F”). These accounting policies have been consistently applied in the preparation of these interim consolidated financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of the Group’s interim consolidated financial statements have been made.

These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2006 included in the 2006 Form 20-F. The balance sheet as at 31 December 2006 has been extracted from the audited financial statements included in the 2006 Form 20-F.

2.	Recent accounting developments

The Group is considering the implications of the following International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations issued during 2007:

•          IFRIC 13 ‘Customer Loyalty Programmes’ was issued in June 2007. The interpretation requires revenue to be allocated to loyalty award credits as part of a sales transaction. Revenue is recognised when the credits are redeemed or when the obligation for redemption is passed to a third party. The interpretation is effective for annual accounting periods beginning on or after 1 July 2008.

•          IFRIC 14 ‘IAS 19 – the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ was issued in July 2007.  IFRIC 14 clarifies the circumstances in which refunds and contribution reductions for a defined benefit plan are available to an entity for the purpose of recognising a net benefit asset. It also covers the effect of a minimum funding requirement (’MFR’) on the asset and when an MFR may result in an additional liability. The interpretation is effective for annual accounting periods beginning on or after 1 January 2008.

The International Accounting Standards Board revised International Accounting Standard 1 'Presentation of Financial Statements' ('IAS 1(R)') in September 2007. IAS 1(R) allows the statement of comprehensive income to be presented as a single statement or as an income statement followed by a statement of comprehensive income, requires disclosure of the tax effect on all items of comprehensive income and renames the primary financial statements. The standard applies to annual periods beginning on or after 1 January 2009.

The Group is reviewing the above interpretations and revised standard to determine their effect on its financial reporting.

3.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £407 million (first half 2006 - £406 million).  The balance sheet loan impairment provisions increased in the half year ended 30 June 2007 from £2,061 million to £2,216 million, and the movements thereon were:

	First half	First half
	2007	2006
	£m	£m

At 1 January	2,061	2,031
Currency translation and other adjustments	17	1
Amounts written-off	(274)	(307)
Recoveries of amounts written-off	48	26
Charge to the income statement	407	406
Unwind of discount	(43)	(32)
At 30 June	2,216	2,125

The provision at 30 June 2007 includes provision against loans and advances to banks of £2 million (31 December 2006 - £2 million; 30 June 2006 - £3 million).

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

3.	Loan impairment provisions (continued)

Total impairment losses charged to the income statement comprises:
	First half	First half
	2007	2006
	£m	£m

Loans and receivables and finance leases	407	406
Available-for-sale securities	-	(1)
Impairment losses	407	405

4.	Taxation
The actual tax charge differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half	First half
	2007	2006
	£m	£m

Operating profit before tax	1,884	2,085

Expected tax charge at 30%	565	625
Non-deductible items	28	32
Non-taxable items	(27)	(2)
Taxable foreign exchange movements	(4)	(29)
Group relief at non-standard rates	30	-
Foreign profits taxed at other rates	(6)	(19)
Reduction in deferred tax asset following change
in the rate of UK Corporation Tax	35	-
Other	(2)	-
Adjustments in respect of prior periods	(1)	(81)
Actual tax charge	618	526

Overseas tax included above	195	196

5.	Segmental analysis

The results of each division before amortisation of purchased intangible assets and integration costs and, where appropriate, before allocation of Manufacturing costs ("Contribution") and after allocation of Manufacturing costs ("Operating profit before tax") are detailed on page 10. The Group continues to manage costs where they arise, with customer-facing divisions controlling their direct expenses whilst Manufacturing is responsible for shared costs. The Group does not allocate these shared costs between divisions in the day-to-day management of its businesses, and the way in which divisional results are presented reflects this. The results under the header "Operating profit before tax" include an allocation of Manufacturing costs to the relevant customer-facing divisions on a basis the management considers reasonable.

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

5.	Segmental analysis (continued)

The revenues for each division in the table below are gross of intra-group transactions.

	First half 2007			First half 2006

		Inter			Inter
	External	Segment	Total	External	Segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

Global Banking & Markets	1,689	979	2,668	1,361	530	1,891
UK Corporate Banking	1,298	-	1,298	972	1	973
Retail	3,133	-	3,133	2,965	1	2,966
Wealth Management	739	18	757	702	1	703
Ulster Bank	1,304	4	1,308	1,213	7	1,220
Manufacturing	(4)	-	(4)	2	(2)	-
Central items	318	293	611	317	280	597
Elimination of intra-group transactions	-	(1,294)	(1,294)	-	(818)	(818)
	8,477	-	8,477	7,532	-	7,532

	First half	First half
	2007	2006
Operating profit before tax	£m	£m

Global Banking & Markets	186	296
UK Corporate Banking	396	577
Retail	864	834
Wealth Management	130	102
Ulster Bank	227	196
Manufacturing	-	-
Central items	107	93
	1,910	2,098
Amortisation of purchased intangible assets	(3)	(3)
Integration costs	(23)	(10)
Operating profit before tax	1,884	2,085

	First half	First half
	2007	2006
Contribution	£m	£m

Global Banking & Markets	233	344
UK Corporate Banking	506	689
Retail	1,416	1,393
Wealth Management	155	128
Ulster Bank	334	303
Manufacturing	(849)	(859)
Central items	115	100
	1,910	2,098
Amortisation of purchased intangible assets	(3)	(3)
Integration costs	(23)	(10)
Operating profit before tax	1,884	2,085

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

5.	Segmental analysis (continued) Goodwill

	Global Banking & Markets	Retail	Wealth Management	Ulster Bank	Total
	£m	£m	£m	£m	£m

At 1 January 2007	94	99	121	405	719
Transfer of business	-	(50)	-	50	-
Currency translation and other adjustments	(1)	-	(3)	1	(3)
At 30 June 2007	93	49	118	456	716

6.	Dividend

	First half	First half
	2007	2006

	£m	£m

Ordinary dividend paid to parent company	1,350	1,000

7.	Litigation

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular.  The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss to it in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

On 27 July 2007, following discussions between the Office of Fair Trading ('OFT'), the Financial Ombudsman Service, the Financial Services Authority and all the major UK banks (including the Group) in the first half of 2007, the OFT issued proceedings in a test case against the banks including the Group to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. The Group maintains that its charges are fair and enforceable and intends to defend its position vigorously. The Group cannot predict with any certainty the outcome of the test case and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

8.	Analysis of consolidated equity

	First half	First half	Full year
	2007	2006	2006
	£m	£m	£m
Called-up share capital
At beginning and end of period	1,678	1,678	1,678

Share premium account
At beginning and end of period	1,291	1,291	1,291

Available-for-sale reserves
At beginning of period	18	-	-
Currency translation adjustments	-	(1)	-
Unrealised gains in the period	36	52	81
Realised gains in the period	(14)	(36)	(55)
Taxation	(11)	(7)	(8)
At end of period	29	8	18

Cash flow hedging reserve
At beginning of period	72	148	148
Amount recognised in equity during the period	-	-	(2)
Amount transferred from equity to earnings in the period	(11)	(30)	(39)
Taxation	2	7	(35)
At end of period	63	125	72

Foreign exchange reserve
At beginning of period	(314)	169	169
Retranslation of net assets, net of related hedges	(82)	(207)	(483)
At end of period	(396)	(38)	(314)

Other reserves
At beginning of period	486	298	298
Capital contribution	-	-	188
Redemption of preference shares classified as debt	128	-	-
	614	298	486

Retained earnings
At beginning of period	6,942	5,856	5,856
Profit attributable to ordinary shareholders	1,231	1,543	2,586
Ordinary dividends paid	(1,350)	(1,000)	(1,500)
Redemption of preference shares classified as debt	(128)	-	-
At end of period	6,695	6,399	6,942

Shareholders’ equity at end of period	9,974	9,761	10,173

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

8.	Analysis of consolidated equity (continued)

	First half	First half	Full year
	2007	2006	2006
	£m	£m	£m
Minority interests
At beginning of period	1,012	744	744
Currency translation adjustments and other movements	-	(2)	(8)
Profit attributable to minority interests	35	16	39
Dividends paid	(27)	(16)	(34)
Equity raised	288	-	271
Equity withdrawn and disposals	(3)	-	-
At end of period	1,305	742	1,012

Total equity at end of period	11,279	10,503	11,185

9.	Contingent liabilities and commitments

30 June
2007
£m
Contingent liabilities
Guarantees and assets pledged as collateral security	2,395
Other contingent liabilities	2,746
Total	5,141

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	75,548
Other commitments	172
Total	75,720

10.	Significant differences between IFRS and US generally accepted accounting principles

The consolidated accounts of the Group have been prepared in accordance with IFRS issued and extant at 30 June 2007 which differ in certain significant respects from US generally accepted accounting principles ("US GAAP"). The significant differences which affect the Group are summarised below in two separate sections.

Section (i) covers ongoing significant differences between IFRS and US GAAP.

Section (ii) summarises those adjustments that, although the applicable IFRS and US GAAP standards are substantially the same, arise because their effective dates for the Group differ.

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP (continued)

(i)	Ongoing GAAP differences

IFRS	US GAAP
(a) Investment properties
Investment properties are carried at fair value; changes in fair value are included in profit or loss.	Revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the depreciated cost.
(b) Leasehold property provisions
Provisions are recognised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.
(c) Loan origination
Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognised over the period of the related loan or facility.
(d) Pension costs
The main scheme is deemed a defined benefit scheme that shares risk between various entities of the RBS Group. There is no contractual agreement or stated policy for charging the net defined benefit cost for the plan as a whole to individual group entities. Consequently, pursuant to IAS 19, the net defined benefit cost has been recognised in the financial statements of the Group, the entity that is considered legally the sponsoring employer for the scheme.

The income statement reflects the current and past service cost and the cumulative excess actuarial gains and losses amortised over the expected average remaining lives of participating employees. Excess gains and losses are those exceeding 10% of the higher of the gross assets or liabilities of the scheme.

Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).

For US GAAP reporting purposes, The Royal Bank of Scotland Group plc is designated the scheme sponsor of the main scheme, and consequently follows defined benefit plan accounting for this scheme in its consolidated financial statements. NatWest Group is one of the participating subsidiaries of the main scheme and as such it is required under US GAAP to account for its participation in the main scheme as a participation in a multi-employer pension plan by recording the amounts allocated by the scheme sponsor.

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group

(i)	Ongoing GAAP differences (continued)

IFRS	US GAAP
(e) Sale and leaseback transactions
If a sale and leaseback transaction results in an operating lease and it is clear that the transaction is established at fair value, any profit is recognised immediately.
If a sale and leaseback transaction results in an operating lease, the seller recognises any profit on the sale in proportion to the related gross rental charged to expense over the lease term unless;
(a)   the seller relinquishes the right to substantially all the remaining use of the property sold in which case the sale and leaseback is accounted for as separate transactions; or
(b)   the seller retains more than a minor part but less than substantially all of the use of the property through the leaseback in which case the profit on sale in excess of the present value of minimum lease payments is recognised at the date of sale.

(f) Financial instruments
Financial assets and liabilities at fair value through profit or loss
Financial assets and liabilities held for trading are measured at fair value with changes in fair value recognised in profit or loss.  Financial assets and liabilities may also be designated on initial recognition as at fair value through profit or loss subject to certain conditions.
Trading securities and derivatives and certain hybrid financial instruments subject to a fair value election are carried at fair value with changes in fair value recognised in net income.
Available-for-sale securities
Financial assets classified as available-for-sale may take any legal form.
Debt and equity securities having a readily determinable fair value are classified as available-for-sale. Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity.

Loans classified as held-for-trading
Loans classified as held-for-trading are carried at fair value.
Collateralised loans arising from reverse repurchase and stock borrowing agreements and cash collateral given are measured at cost. Other held-for-trading loans are measured at the lower of cost and fair value except those held by the Group’s broker-dealer and its affiliates which are recorded at fair value.

Foreign exchange gains and losses on monetary available-for-sale financial assets
For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale debt security is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in profit or loss.
Exchange differences are included with other unrealised gains and losses on available-for-sale securities and reported in a separate component of equity.

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group

(i)	Ongoing GAAP differences (continued)

IFRS	US GAAP
(g) Derivatives and hedging activities
Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes except hedges of net investments in overseas operations. All derivatives are measured at fair value with changes in fair value recognised in net income.

(h) Liabilities and equity
Certain preference shares issued by the company where distributions are not discretionary are classified as debt.	Preference shares issued by the company are classified as equity, as they are perpetual and redeemable only at the option of the company.
(i) Consolidation
All entities controlled by the Group are consolidated including those special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the Group.

US GAAP requires consolidation by the primary beneficiary of a variable interest entity (VIE). An enterprise is the primary beneficiary of a VIE if it will absorb the majority of the VIE’s expected losses, receive a majority of expected residual returns, or both.

This GAAP difference has no effect on net income or shareholders’ equity.

(j) Offset arrangements
A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Arrangements such as master netting agreements do not generally provide a basis for offsetting.

Debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date.

This GAAP difference has no effect on net income or shareholders’ equity.

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group

(ii)	Implementation timing differences

IFRS	US GAAP
(a) Properties occupied for own use
Prior to the implementation of IFRS, the Group annually revalued freehold and long leasehold property occupied for its own use. On transition to IFRS, as permitted by IFRS 1 valuations of these properties at 31 December 2003 were deemed to be their cost.
Revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on depreciated cost.
(b) Intangible assets
Purchased goodwill
Purchased goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually (at 30 September) for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group's opening IFRS balance sheet was its carrying value under UK GAAP as at 31 December 2003.

There was no restatement of previous acquisitions in 1998.

US GAAP requires the same treatment of purchased goodwill. This was adopted by the Group from 1 July 2001. Prior to this goodwill was recognised as an asset and amortised over periods of up to 25 years. No amortisation was written back on this change of policy.

The Group implemented SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments’ with effect from 1 January 2007.  The standard permits an irrevocable election on initial recognition to measure at fair value any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under SFAS 133.  The Group has elected to fair value certain instruments, principally customer accounts, issued after 31 December 2006.  In addition, the Group elected to fair value such instruments existing at 1 January 2007 resulting in a £13 million cumulative effect increase, relating to gains, in retained earnings.

The Group implemented FIN 48 ‘Accounting for Uncertainty in Income Taxes’ on 1 January 2007. The effect was not material. The Group does not expect any material change in unrecognised tax benefits relating to uncertain tax positions as at 30 June 2007 within the next 12 months.

Recent developments in US GAAP

As discussed in the Annual Report on Form 20-F for the year ended 31 December 2006, the Group is evaluating the implications of SFAS 157 ‘Fair Value Measurements’ and SFAS 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’ on its US GAAP reporting.

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group (continued)

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity, which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income (unaudited)	First half	First half
	2007	2006
	£m	£m

Profit attributable to ordinary shareholders - IFRS	1,231	1,543
Investment properties	2	-
Leasehold property provisions	(6)	9
Loan origination	47	13
Pensions costs	(20)	(4)
Sale and leaseback transactions	1	-
Financial instruments	11	3
Derivatives and hedging	(9)	(60)
Liabilities and equity	(3)	(22)
Implementation timing differences
- properties occupied for own use	2	(10)
Taxation
- change of rate of UK Corporation Tax*	35	-
- other	(8)	20
	27	20
Net income available for ordinary shareholders – US GAAP	1,283	1,492

Income statement presentation under US GAAP does not differ significantly from IFRS except that under US GAAP impairment losses are included in total income.

Consolidated shareholders’ equity (unaudited)	30 June	31 December
	2007	2006
	£m	£m

Shareholders’ equity - IFRS	9,978	10,173
Investment properties	-	(2)
Leasehold property provisions	63	69
Loan origination	236	189
Pensions costs	2,007	2,027
Sale and leaseback transactions	(36)	(37)
Financial instruments	(62)	(42)
Derivatives and hedging	(39)	(41)
Liabilities and equity	290	293
Implementation timing differences
- properties occupied for own use	(567)	(569)
- intangible assets	61	62
	(506)	(507)
Taxation
- change of rate of UK Corporation Tax*	35	-
- other	(654)	(652)
	(619)	(652)
Shareholders’ equity – US GAAP	11,312	11,470

*IFRS requires tax rates changes to be recognised on substantive enactment of relevant legislation.  The Group recognised a reduction in deferred tax liability to reflect a change in the rate of UK Corporation Tax with effect from 1 April 2008. Under US GAAP the effect of changes on tax rates are recognised only when the relevant legislation is enacted.

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group (continued)

Total assets under US GAAP of £316.4 billion (31 December 2006 - £289.8 billion) primarily reflects the effect of certain arrangements that can be netted under US GAAP together with the effects of adjustments made to shareholders' equity.

11.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act").  The statutory accounts for the year ended 31 December 2006 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act.  The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

NATIONAL WESTMINSTER BANK Plc

SELECTED FINANCIAL DATA

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$2.0063, the Noon Buying Rate on 29 June 2007 (the last business day of the period).

Summary consolidated income statement
	First half 2007		First half 2006
Amounts in accordance with IFRS	$m	£m	£m

Net interest income	4,747	2,366	2,216
Non-interest income	4,745	2,365	2,474
Total income	9,492	4,731	4,690
Operating expenses	4,896	2,440	2,200
Profit before impairment losses	4,596	2,291	2,490
Impairment losses	816	407	405
Operating profit before tax	3,780	1,884	2,085
Tax	1,240	618	526
Profit for the period	2,540	1,266	1,559
Profit attributable to:
Minority interests	70	35	16
Ordinary shareholders	2,470	1,231	1,543
	2,540	1,266	1,559

Ordinary dividends	2,709	1,350	1,000

Amounts in accordance with US GAAP
Net income available for ordinary shareholders	2,574	1,283	1,492

Summary consolidated balance sheet
	30 June 2007		31 December 2006
Amounts in accordance with IFRS	$m	£m	£m

Loans and advances	528,194	263,268	243,974
Debt securities and equity shares	77,126	38,442	33,426
Derivatives and settlement balances	20,075	10,006	6,320
Other assets	13,379	6,668	6,941
Total assets	638,774	318,384	290,661

Shareholders' equity	20,011	9,974	10,173
Minority interests	2,618	1,305	1,012
Subordinated liabilities	11,263	5,614	5,641
Deposits	494,962	246,704	227,477
Derivatives, settlement balances and short positions	62,005	30,905	26,617
Other liabilities	47,914	23,882	19,741
Total liabilities and equity	638,774	318,384	290,661

Amounts in accordance with US GAAP
Shareholders’ equity	22,695	11,312	11,470
Total assets	634,866	316,436	289,757

NATIONAL WESTMINSTER BANK Plc

SELECTED FINANCIAL DATA (continued)

Other financial data

	First half	First half
	2007	2006
Based upon IFRS
Return on average total assets - %	0.80	1.16
Return on average ordinary shareholders' equity - %	24.2	31.6
Average shareholders' equity as a percentage of average total assets - %	3.3	3.7
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.58	1.89
- excluding interest on deposits	3.63	4.08
Ratio of earnings to fixed charges only
- including interest on deposits	1.58	1.89
- excluding interest on deposits	3.63	4.08

Based upon US GAAP
Return on average total assets - %	0.83	1.14
Return on average ordinary shareholders' equity - %	22.9	28.0
Average shareholders' equity as a percentage of average total assets - %	3.7	4.2
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.57	1.85
- excluding interest on deposits	3.59	3.95
Ratio of earnings to fixed charges only
- including interest on deposits	1.57	1.86
- excluding interest on deposits	3.65	4.06

NATIONAL WESTMINSTER BANK Plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions and sections such as ‘Financial review'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  Such statements are subject to risks and uncertainties.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NATIONAL WESTMINSTER BANK Plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

National Westminster Bank Plc
Registrant

/s/ Guy Whittaker

Guy Whittaker
Group Finance Director
28 September 2007